[CC Letterhead]

September 22, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Harbors Investment Corp.

Amendment No. 2 to Registration Statement on Form S-4

File No. 333-160199

Filed August 28, 2009

Dear Mr. Kluck:

On behalf of our client, Two Harbors Investment Corp. (“Two Harbors”), a Maryland corporation, set forth below are the responses of Two Harbors to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 17, 2009 (the “September 17 Letter”), with respect to Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-160199) filed by Two Harbors on August 28, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 17 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which was filed today by Two Harbors via EDGAR, reflecting all changes to the Registration Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3 unless otherwise noted.

General

1.	We note your revised disclosure on page 81 that Capitol and its affiliates and agents may enter into transactions, without any limits, to induce potential investors or existing holders to purchase shares or vote in favor of the merger proposal. If you are compensating shareholders, who retain their shares, to vote in favor of the proposals, it would appear that such shareholders would be receiving beneficial treatment that other shareholders, of the same class of securities, are not. Please provide an analysis of your ability to provide different treatment to shareholders of the same class of securities and revise to discuss how such actions would be fair to the shareholders that remain and do not receive any payments or warrants.

We have clarified the disclosure on page 83 of the Registration Statement to indicate that Capitol Acquisition Corp. (“Capitol”) will not be entering into transactions with potential investors or existing holders of shares of common stock sold in Capitol’s initial public offering (“Public Shares”) in order to induce them to purchase Public Shares or vote in favor of the merger proposal. The only transactions that Capitol will be entering into will result in them purchasing Public Shares with a maximum purchase price of the per-share conversion price. Accordingly, Capitol is not offering different treatment to stockholders of the same class.

2.	We note your response to comment 2 of our letter dated August 21, 2009. We are not able to agree with your conclusion that the combination of arrangements “will not further impact this analysis” since the book value per share could be significantly less than the conversion price. As such, the disclosure of Capitol and its agents and affiliates’ actions prior to the meeting could be important information for those shareholders who voted for the merger but would like to change their vote and exercise their conversion rights. Please revise to clarify how shareholders will be provided with updated disclosure and extra time to reconsider their vote, if there are material changes that occur after you mail your proxy materials. We may have further comment.

We have revised the disclosure throughout the Registration Statement to indicate that the maximum fee payable to aggregators would be approximately $743,000 in the aggregate, resulting in a decrease of the per share book value following the transaction of $0.07 to $9.09 per share assuming a minimum transaction size of $100 million. In addition, the Registration Statement already contains disclosure indicating that the merger is conditioned on Capitol’s trust account containing no less than $100 million after the closing after taking into account the payment of certain specified transaction fees and expenses.

In response to the first part of the Staff’s comment regarding updated disclosure to stockholders, the disclosure on page 84 of the Registration Statement already indicates as follows:

“Capitol will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases or transfers made by any of the aforementioned persons, including aggregators, that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into, including the name of the parties involved and the roles such parties will play in the arrangements, or significant purchases or transfers by any of the aforementioned persons.”

Accordingly, we respectfully believe that, with the above-referenced additional disclosure included in the Registration Statement, no further revision is necessary related to providing updated disclosure to stockholders.

In response to the second part of the Staff’s comment regarding providing stockholders with extra time to reconsider their vote, Capitol will not be providing holders of Public Shares with additional time to reconsider their vote should the above-referenced arrangements be entered into prior to the meeting because the holders will have already been provided with information regarding the minimum book value per share and minimum amount of funds in the trust account at which the transaction will be consummated. We expect that holders of shares will make their decision to vote for or against the merger with the knowledge that there may be as little as $100 million available to Two Harbors to operate its business, as well as the fact that a maximum fee paid to aggregators of approximately $743,000 in the aggregate would result in a decrease of the per share book value following the transaction of $0.07 to $9.09 per share assuming a minimum transaction size of $100 million. We have revised the disclosure on page 84 and page 85 of the Registration Statement to indicate the foregoing.

3.	We note your response to comment 5 that because you have not entered into any negotiations, you are not able to disclose a maximum fee. You then state that such fee would not be significant. It is not clear how you are unable to provide the requested disclosure, which is based on your policy regarding the actions involving aggregators/third parties, unless you have reserved the right to not limit the third party fees. Please note that you have already disclosed the maximum price to be offered for Capitol’s and its agents’ and affiliates’ purchases of your public shares. Please revise to discuss the maximum fee you may pay third parties to serve as your agents in purchasing the public shares to change the votes. If no maximum exist, please state so.

As indicated above in response to comment 2, we have revised the disclosure on page 84 of the Registration Statement to indicate the aggregate maximum fee payable to aggregators.

4.	In connection with your response to comment 5, you state that the act of paying third parties is in the best interest of the remaining shareholders. Please revise to discuss specifically how you arrived at such consideration in light of the fees affecting the book value per share following this transaction or quantify the fee and explain how the effect on book value per share is not material.

As indicated above in response to comment 2, we have quantified the aggregate maximum fee payable to aggregators and indicated the impact such fee will have on the per share book value.

5.	We note your response to our inquiry as to whether the third party agent/aggregator would conceal that it was acting on behalf of Capitol by referring to the disclosure concerning your plans to file reports disclosing the purchases. The inquiry was meant to seek clarification regarding their communications with shareholders they solicit. Please revise to clarify if the third party would explain to shareholders it was soliciting that it was acting on behalf of Capitol.

We have revised the disclosure on page 84 in response to this comment. Any aggregator will be required to disclose its role to prospective sellers.

6.	It is not clear why you use the term “Two Harbors Manager” to identify your advisor instead of referring to them by their name. Please tell us how your use of a defined term comports with the plain English standards.

Throughout the proxy statement/prospectus, we have changed the references to “the Two Harbors Manager” to “PRCM Advisers LLC” in response to this comment.

Prospectus Cover Page

7.	We note your response to comment 12 and the inclusion of summary risk factors here. Please revise to include a bullet point to clarify that your advisor’s experience managing the assets you intend to target only dates back to February 2008, Also, revise to provide a risk factor early in your risk factor section to highlight your advisor’s limited experience with investing in your target asset class and the fact that the strategy to be utilized for you is not similar to their current strategy.

We have added a new summary risk factor on the cover page of the proxy statement/prospectus and a new risk factor on page 18 in response to this comment.

Questions and Answers

How do I exercise my conversion rights, page 5

8.	We note your disclosure regarding stockholders’ rights to change their votes for the merger to against it and to elect to convert their shares. Please discuss in greater detail how much time stockholders would need to accomplish this change prior to the meeting. For example, please discuss how long it will take for stockholders to receive additional proxy cards after they have contacted Capitol by phone to request such cards.

We have revised the disclosure on page 6 in response to this comment.

How do I vote, page 8

9.	Please clarify when security holders will have to return their proxies to assure that their votes are counted. Also revise accordingly the question and answer “May I change my vote after I have mailed my signed proxy card,” on page 9.

We have revised the disclosure on pages 8 and 9 in response to this comment.

Unaudited Pro Forma Consolidated Per Share Information, page 17

10.	We read your response to comment 14. We note that the additional disclosure on page 17 does not include cash dividends declared per share as required by Item 3(f)(2) of Form S-4. To the extent that this information was omitted because historically you did not pay dividends, please amend your disclosure to include an explanatory statement. Additionally we note that equivalent pro forma per share information of the company was omitted. Amend your disclosure to include this information.

In response to this comment, we have added a footnote to the table on page 17 that explains that Two Harbors and Capitol have not historically paid dividends. This footnote also explains Two Harbors’ expected dividend policy following the consummation of the merger.

11.	We note your revised disclosure regarding pro forma book value per share. It is not clear how you arrived at the minimum number of shares outstanding considering that you reserve the right to provide payments to shareholders without purchasing their shares in order to compensate them for voting based on your recommendation, to borrow money to make purchases where you would pay interest, and to pay third party purchaser fees. Please revise to clarify.

We have revised the disclosure on pages 83 and 84 of the Registration Statement to indicate that (i) no cash inducements will be paid by Capitol to obtain favorable votes without the purchase of shares, (ii) Capitol will not borrow money to make purchases of shares and (iii) assuming the purchase by aggregators of up to 7,430,466 shares (the maximum number of shares that would be purchased by aggregators), the maximum fee payable to such aggregators would be approximately $743,000 in the aggregate, resulting in a decrease of the per share book value following the transaction of $0.07 to $9.09 per share assuming a minimum transaction size of

$100 million. In addition, we have revised the disclosure on page 16 and 17 of the Registration Statement to reflect the minimum number of shares outstanding and the minimum pro forma book value per share in the event Capitol pays the maximum amount of third party purchaser fees.

Risk Factors page 19

12.	We note your response to comment 21. Please revise to provide a risk factor, early in this section, to highlight Capitol management’s lack of experience in investing in and evaluating companies investing in your target assets.

We have added a new risk factor on page 18 in response to this comment.

The Initial Charter Proposals, page 60

13.	We note your response to comment 18. Please revise this section to include the actual proposals, as presented on your proxy card. Provide similar revision for your other proposals.

We have revised the disclosure throughout the Registration Statement in response to this comment.

Asset Portfolios, pages 72–73

14.	We note your response to comment 24. Please revise to clarify if asset portfolio presentation represents the strategy your advisor will employ with the proceeds released from Capitol’s trust account.

On page 72, we have added disclosure in the lead in paragraphs to the table in response to this comment.

15.	We considered your response to comment 29. Please amend your disclosure in footnote 5 to clarify why you assume borrowings of nine times invested equity. In addition, since you do not have any firm commitments for your proposed financing arrangements, consider a tabular presentation disclosing the impact to your proposed asset portfolio assuming those financing arrangements were not achieved.

We have revised footnote (5) on page 75 to clarify the basis for the assumed debt to invested equity ratio. Two Harbors has recently executed one master repurchase agreement, and anticipates entering into additional master repurchase agreements prior to the effectiveness of the Registration Statement. Accordingly, Two Harbors does not currently believe it is necessary to present tabular disclosure showing the impact to the portfolio if such financing arrangements are not achieved.

Valuation, page 74

16.	We note your response to comment 7 and the revised disclosure. Please revise to clarify if payments to incentivize shareholders to remain but vote for the transaction, and fees paid to third parties to purchase the shares, are included as expenses in your percentage calculations.

We have revised the disclosure on pages 83 and 84 of the Registration Statement to indicate that no cash inducements will be paid by Capitol to obtain favorable votes without the purchase of shares and that any non-cash inducements (such as the transfer of warrants held by the Capitol Founders) will not result in any material economic cost to Capitol. We have revised the disclosure on page 76 of the Registration Statement to clarify that the maximum aggregate amount of fees paid to third parties to purchase shares are included as expenses in the percentage calculations.

Interests of Capitol’s Directors and Officers and Others in the Merger, page 76

17.	Please revise to disclose the value of the Capitol warrants held by your sponsor’s affiliate.

We have added disclosure on page 79 in response to this comment.

Conversion Rights, page 79

18.	We note your revised disclosure that you will provide 14 days from the date notices are mailed. Considering the deviation from Capitol’s IPO prospectus, please revise to clarify when paper copies of the proxy materials will be delivered to and received by those being asked to vote. We may have further comment.

Capitol has set a record date of September 24, 2009 for the special meetings of stockholders and warrantholders. Capitol expects to distribute electronic and paper copies of the proxy materials to its stockholders and warrantholders on September 30, 2009. We estimate that electronic copies of the proxy materials will be received on the same day they are distributed and paper copies of the proxy materials mailed via the United States Postal Service will be received approximately two days after mailing. Capitol intends to provide its stockholders and warrantholders with a minimum of twenty days to review the proxy materials in the case of proxy materials delivered electronically and eighteen days in the case of proxy materials delivered via mail. We have revised the disclosure on page 81 of the Registration Statement accordingly.

Actions That May Be Taken To Secure Approval of Capitol’s Stockholders, page 80

19.	Please discuss any negotiations or actions taken by Capitol, the Capitol Founders, Two Harbors and their respective affiliates to purchase Public Shares and any negotiations they have entered into with potential investors or existing holders of Public Shares to induce them to purchase Public Shares and/or vote in favor of the merger proposal.

We have revised the disclosure on page 83 of the Registration Statement to indicate that Two Harbors and its affiliates have had discussions with certain potential investors and existing holders of Public Shares in which Two Harbors or its affiliates, as applicable, have indicated a willingness on the part of Two Harbors to consider, on a case-by-case basis, granting such potential investors or existing holders of Public Shares, a waiver of the common stock ownership limits contained in Two Harbors’ charter, in a manner consistent with (i) the restrictions provided for in Two Harbors’ charter and (ii) the requirements for Two Harbors’ qualification as a REIT, in order to induce such potential investor or existing holder of Public Shares, as applicable, to purchase Public Shares and/or vote in favor of the merger proposal. In addition, as disclosed on June 29, 2009, Thomas Siering, the President and a Director of Two Harbors, entered into a written plan and purchased 100,000 shares of common stock of Capitol pursuant to Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934. No other negotiations or actions have been taken by Capitol, the Capitol Founders, Two Harbors or their respective affiliates to purchase

Public Shares and no other negotiations have been entered into with potential investors or existing holders of Public Shares to induce them to purchase Public Shares and/or vote in favor of the merger proposal.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Condensed Combined Pro Forma Statement of Operations for the Year Ended December 31, 2008, page 114

20.	We note that your pro forma earnings per share calculations were based on a number of shares excluding shares subject to possible conversion. Given your disclosure on page 113 that the maximum transaction size assumes no Capitol stockholders exercise conversion rights, please tell us why those shares were not reflected in your earnings per share calculation. To the extent you determine that they should be included, update the relevant information throughout the document. Also provide a footnote reconciling your weighted average shares outstanding pre and post-merger for both the maximum and minimum transaction size.

The pro forma earnings per share in the Registration Statement correctly include the number of shares outstanding upon completion of the merger for both the maximum and minimum size transactions. We have revised Note J to the pro forma financial statements on page 122 to provide further information and disclosures reconciling the share count.

Footnote (D), pages 118–119

21.	We note on page 81 that in addition to fees paid to an aggregator, you may also pay an unlimited amount of consideration to potential investors or existing shareholders in order to induce them to purchase Public Shares and/or vote in favor of the proposal. Please revise your disclosure to clarify whether any inducements were reflected in your Pro Forma financial statements. Further tell us how you plan to account for the inducements.

We have revised the disclosure on page 83 of the Registration Statement to indicate that (i) no cash inducements will be paid by Capitol to obtain favorable votes without the purchase of shares and (ii) non-cash inducements (such as the transfer of warrants held by the Capitol Founders) would not result in any material economic cost to Capitol. Accordingly, we respectfully do not believe any further revision to the disclosure in the Registration Statement is required in response to this comment.

Conflicts Relating to the Two Harbors manager, page 177

22.	We note your response to comment 49 that if assets are purchased from your sponsor, the fair value of such assets would be determined using methods selected by the independent director or directors. Please revise to clarify if, in related transactions, approval by the independent director is required.

We have added disclosure on page 181 in response to this comment to clarify that it is expected that related transactions not specifically permitted by the management agreement or the shared facilities and services agreement will be approved by a majority of the independent directors.

In addition, further to our telephone conversations with Rochelle Plesset of the Division of Investment Management, we supplementally advise the Staff that we have revised the disclosure on pages 20, 21, 157 and 158 related to the Investment Company Act of 1940 as requested.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosure

cc:	Brian C. Taylor, Chairman

Two Harbors Investment Corp.

601 Carlson Parkway, Suite 330

Minnetonka, MN 55305

Mark D. Ein, Chief Executive Officer

Capitol Acquisition Corp.

509 7th Street, N.W.

Washington, D.C. 20004

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174